Table of Contents

Exhibit 8.1

SIGNIFICANT SUBSIDIARIES

     The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2007:

	Jurisdiction of	Percentage
Name of Company	Incorporation	Owned

Propimex, S.A. de C.V.	Mexico	100.00%
Controladora Interamericana de Bebidas, S.A. de C.V.	Mexico	100.00%
Administración y Asesoria Integral, S.A. de C.V.	Mexico	100.00%
Refrescos Latinoamericanos, S.A. de C.V.	Mexico	100.00%
Panamco México, S.A. de C.V.	Mexico	99.24%
Kristine Oversease, S.A. de C.V. (holding company of our Brazilian
operations)	Mexico	83.11%
Dixer Distribuidora de Bebidas, S.A.	Brazil	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Brazil	97.95%